Exhibit 99.1

IM Cannabis Appoints Asi Levi as Chief Financial Officer

TORONTO and GLIL YAM, Israel, December 12, 2025 - IM Cannabis Corp. (“IMC” or the “Company”) (Nasdaq: IMCC), a leading medical cannabis company with operations in Israel and Germany, today announced, further to its press release dated October 29, 2025, the appointment of Asi Levi, CPA, as the Company’s Chief Financial Officer (“CFO”), effective immediately, to replace Uri Birenberg.

Mr. Levi has over 15 years of experience in finance and controlling roles, including serving as Chief Financial Officer of Water Ways Technologies Inc. (TSXV: WWT) and DekelOil CI, part of Dekel Agri-Vision Plc (AIM: DKL), and as Controller of SciSparc Ltd. (Nasdaq: SPRC) and A2Z Cust2Mate Solutions Corp. (Nasdaq: AZ). He has overseen fundraising efforts and handled financial planning, budgeting, and cash flow management in compliance with international financial reporting standards (IFRS) and other standards.

The Company thanks Mr. Birenberg for his contributions during his tenure as CFO and wishes him success in his future endeavors.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has focused its resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its subsidiaries, which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Company Contact:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, Chief Executive Officer
IM Cannabis Corp.
info@imcannabis.com